September 26, 2024

Mark Erceg
Chief Financial Officer
Newell Brands Inc.
6655 Peachtree Dunwoody Road
Atlanta, GA 30328

       Re: Newell Brands Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2023
           Filed February 21, 2024
           Form 8-K dated February 9, 2024
           Response Dated September 20, 2024
           File No. 001-09608
Dear Mark Erceg:

       We have reviewed your September 20, 2024 response to our comment letter and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

        After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 9, 2024 letter.

Form 8-K dated February 9, 2024
Exhibit 99.1
Reconciliation of GAAP and Non-GAAP Information (Unaudited), page 13

1. We have reviewed your response to comment 4. Despite the circumstances indicated in your response, credit losses related to customers and lower of cost or net realizable value adjustments to inventory appear to represent normal, recurring operating expenses necessary to operate your business as addressed in Question 100.01 of the Compliance and Disclosure Interpretations for Non-GAAP Financial Measures. In this regard, in future filings, please remove these components from your adjustment. September 26, 2024
Page 2
2. We reference your response to comment 5 related to restructuring-related costs. For the
       $86 million restructuring related adjustment to cost of products sold and the $13 million restructuring related adjustment to selling, general and administrative expense, please quantify each of the underlying adjustments indicated in your response. Please also respond to the following comments to help us better understand the nature of the amounts and your consideration of the guidance in Question 100.01 of the Compliance and Disclosure Interpretations for Non- GAAP Financial Measures in determining that it was appropriate to adjust for each of the items in the adjustment.

             Regarding the adjustment for accelerated depreciation, please explain the nature of the underlying assets, whether the assets continue to be used in operations, and when you intend to retire the assets;
             Explain the nature of the duplicative costs pending facility closure or exit of business activity, including how you calculated the amount that is duplicative and explain how you determined that these are costs to exit businesses or sites;
             Tell us the nature of the services provided by the consultants;
and
             Explain the asset valuation adjustments and disposal gains or losses, including the nature of the assets, means of disposal, and when and why the assets were impaired.
3. As a related matter, in future filings, please quantify the individual components of the restructuring and restructuring related non-GAAP adjustment, including identifying what portion of the adjustment is related to restructuring costs versus restructuring related costs.

       Please contact Michael Fay at 202-551-3812 or Kristin Lochhead at 202-551-3664 if you
have questions regarding comments on the financial statements and related matters.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Industrial Applications and
                                                            Services